UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
STERLING INFRASTRUCTURE, INC.
(Exact name of registrant as specified in its charter)

Delaware	25-1655321
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1800 Hughes Landing Blvd.
The Woodlands, Texas	77380
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC
(Title of each class to be so registered)	(Name of each exchange on which each class is to be registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form related to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE
    This Amendment No. 1 on Form 8-A/A is being filed by Sterling Infrastructure, Inc. (“Sterling,” “we,” “us,” or “our”) to amend Sterling’s Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2006 (the “Original Form 8-A”) for the purpose of amending and supplementing the description of Sterling’s securities contained in the Original Form 8-A.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
The following summary of the terms of the capital stock of Sterling is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of Sterling’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Amended and Restated By-Laws (the “Bylaws”). Copies of Sterling’s Certificate of Incorporation and Bylaws are incorporated herein by reference and will be sent to you at no charge upon request.
We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, $0.01 par value per share.
Authorized Capital Stock
Our authorized capital stock consists of 58,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors.
Description of Common Stock
Voting Rights. The rights of all holders of the common stock are identical in all respects. Holders of shares of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, our Certificate of Incorporation or Bylaws, any matter brought before any meeting of stockholders, other than the election of directors, is decided by the affirmative vote of a majority of the total voting power of common stock present in person or represented by proxy and entitled to vote thereon, a quorum being present. Except as otherwise provided by our Bylaws, each of our directors is elected by the vote of a majority of the votes cast with respect to such director at any meeting of stockholders held for the election of directors at which a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting.
Dividends and Liquidation Rights. Subject to the rights, preferences and privileges of holders of any shares of preferred stock we may issue, holders of shares of our common stock are entitled to participate equally and ratably in (i) any dividends that may be declared by our board of directors and (ii) our net assets upon our dissolution or liquidation.
Preemptive and Other Rights. Holders of shares of our common stock do not have preemptive rights to purchase shares of our common stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.
The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may issue in the future.
Preferred Stock
Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock by adopting resolutions that establish the number of shares being authorized and describing the designations, powers, preferences and rights, qualifications, limitations or restrictions on shares of that preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences.
Certain Anti-Takeover Provisions of Our Certificate of Incorporation, Bylaws and DGCL
Certain provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control of us or our management.
Effects of Authorized but Unissued Common Stock and Blank Check Preferred Stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
In addition, our Certificate of Incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock, including restricting dividends on our common stock or impairing the liquidation rights of our common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company. For additional information regarding our common stock and preferred stock, see “Description of Capital Stock” above.
Board Membership — Size, Removal, Vacancies. Our Certificate of Incorporation and Bylaws provide that the number of directors comprising our board of directors shall be fixed exclusively by the board of directors. Our stockholders may remove any director from office at any time by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors. Our Certificate of Incorporation provides that newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, removal from office, disqualification or other cause may be filled only by a majority vote of the directors then in office.
Amendment of our Certificate of Incorporation or Bylaws. Under the DGCL, the power to adopt, amend or repeal any provision of our Bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its Bylaws. Our Certificate of Incorporation and Bylaws grant our board the power to adopt, amend and repeal our Bylaws by the affirmative vote of a majority of the directors constituting the entire board. Our stockholders may adopt, amend or repeal our Bylaws, with the affirmative vote of a majority of total voting power of common stock present in person or represented by proxy and entitled to vote thereon.
Power to Call Special Stockholder Meeting. Our Certificate of Incorporation and Bylaws provide that special meetings of our stockholders may be called only by our board of directors. Stockholders are not able to call special meetings. The inability of our stockholders to call special meetings may delay proxy contests until our annual stockholders meeting, which might impact a person’s decision to purchase our voting securities in an attempt to cause a change in control of us.
Action by Written Consent. Our Certificate of Incorporation and Bylaws provide that stockholders may take action only at an annual or special meeting of the stockholders. Stockholders may not act by written consent. The inability of our stockholders to act by written consent could lengthen the amount of time required for our stockholders to take actions, which could discourage, delay or prevent a potential effort to cause a change in control of us.
Advance Notice of Shareholder Proposals or Intention to Nominate a Director. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.
Section 203 of the DGCL. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions.

Item 2. Exhibits.

3.1*	Composite Certificate of Incorporation of Sterling Infrastructure, Inc., as amended through May 3, 2023.

3.2
Amended and Restated Bylaws of Sterling Infrastructure, Inc. (incorporated by reference to Exhibit 3.2 to Sterling Infrastructure, Inc.’s Current Report on Form 8-K, filed on June 1, 2022 (SEC File No. 1-31993)).

4.1*	Form of Common Stock Certificate of Sterling Infrastructure, Inc.

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING INFRASTRUCTURE, INC.

Date:	May 12, 2023	By:	/s/ Ronald A. Ballschmiede
Ronald A. Ballschmiede
Chief Financial Officer